Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 12, 2021

Christopher Dunham

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Williams Rowland Acquisition Corp.

Registration Statement on Form S-1

Filed June 25, 2021

File No. 333-257396

Dear Mr. Dunham and Ms. Mills-Apenteng:

On behalf of our client, Williams Rowland Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 9, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”).

Contemporaneously, the Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s response to the comment received from the Staff. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Form S-1.

Registration Statement on Form S-1 Filed June 25, 2021

Exhibit Index, page II-7

1.	We note that your warrant agreement identifies either the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action or proceeding related to the agreement. Please describe this provision in your prospectus and disclose whether it applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: Section 9.3 of the Warrant Agreement has been revised to provide that the exclusive forum provision does not apply to any actions arising under the Securities Act or Exchange Act.

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Christopher Dunham Maryse Mills- Apenteng July 12, 2021 Page 2

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner